Galenfeha, Inc.
2705 Brown Trail
Suite 100
Bedford, Texas 76021

September 9th, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

     Re: Request to Withdraw Registration Withdrawal of Form S-1 (File No. 333-198573)

Ladies and Gentlemen:

     Galenfeha, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the withdrawal request for the above-referenced registration statement. After further investigation, the registration statement on Form S-1 filed with the commission on September 4th, 2014 is the correct form necessary to use for the registrants’ filing.

     The Registrant confirms that no securities have been sold before this registration statement has become effective.

     Should you have any questions regarding this matter, please call counsel to the Company, Michael Stolzar with Karlen and Stolzar, LLP at (914) 949-4600.

Sincerely,

GALENFEHA, INC.

By:	/s/ James Ketner
James Ketner
President and Chief Executive Officer